

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 16, 2022

Jay Kim
Chief Executive Officer
Reborn Coffee, Inc.
580 N. Berry Street
Brea, CA 92821

> **Re: Reborn Coffee, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed April 19, 2022**
> **File No. 333-261937**

Dear Mr. Kim:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 27, 2022 letter.

Amendment No. 2 to Registration Statement on Form S-1 Filed April 19, 2022

Prospectus Summary
Our Company, page 1

1.   We note your response to comment 2. However, it doesn't appear that each place you disclose Adjusted EBITDA margin, you present the comparable GAAP measure with equal or greater prominence. As such, we re-issue the comment. Refer to Item 10(e)(1)(i)(A) of Regulation S-K.

Our Growth, page 8

2.   We note your amended disclosure in response to comment 3. Please balance your disclosure in this section by also discussing the going concern opinion issued by your

auditor. In this regard, revise to support your stated belief of "strong . . . financial performance" despite the going concern opinion.

3.   You mention the need for additional capital in order to open additional cafes here and on page 70. Revise to quantify the amount of resources needed, if known, for future locations so that investors can appreciate the cost associated with opening new locations and your ability to execute on your expansion plans. Refer to Item 303(b)(1)(ii) of Regulation S-K.

Risk Factors
Risks Related to Our Business
"We have a history of operating losses and negative cash flow . . .", page 21

4.   We note your amended disclosure in response to comment 7, and reissue the comment in part. Please amend your risk factor disclosure to specifically address the fact that your auditor has expressed substantial doubt about your ability to continue as a going concern.

"Interruption of our supply chain of coffee or other ingredients . . .", page 27

5.   We note your disclosure that your supply chain may be impacted by the various reasons you list in the first sentence of this risk factor. Update your risks characterized as potential or hypothetical if recent supply chain disruptions have impacted your operations, as you seem to indicate in your disclosure on page 62 in connection with recent price increases.

Risks Related to Our Organizational Structure, this Offering and Ownership of Our Securities
"Our warrant agreement will designate the courts of the State of New York or . . .", page 43

6.   We note your amended disclosure in response to comment 9, and reissue our comment as it relates to our prior request that you discuss the warrant agreement's exclusive forum provision in the Description of Securities section. Please revise your disclosure accordingly.

Capitalization, page 54

7.   Please review the As Adjusted column as it does not appear to reflect the intended conversion of Class B common stock to Class A common stock or the issuance of shares of common stock in the offering.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Performance Indicators and Non-GAAP Financial Measures
Comparable Shop Sales Growth, page 64

8.   We note your amended disclosure in response to comment 21. You continue to use the terms "Comparable location sales growth" and "Comparable shop sales growth," as if these terms differ and yet the same quantified data is presented for both terms on pages 19, 58 and 64. Please revise to clarify.

Quantitative and Qualitative Disclosure of Market Risks
Impact of Inflation, page 73

9.   We note your indication that you have been able to partially offset inflation by gradually increasing menu prices. Revise to clarify what you mean by "partially" with a view to understanding to what extent your costs may be outpacing your expected revenues and by what margin. Elaborate upon your known future plans, if any, to continue to absorb these costs and how you intend to do so.

Business, page 75

10.   We note that you have filed your long term kiosk license agreements with Tyler Mall Limited Partnership, Stonestown Shopping Center, LP, and Glendale I Mall Associates, LP as exhibits 10.8, 10.9, and 10.10, respectively. Please revise your disclosure to discuss the material terms of these agreements, or tell us why you believe you are not required to do so.

Our Retail Locations, page 76

11.   We note your response to comment 28 indicating that you do not currently have specific plans to open 47 corporate-owned locations in 2022. Yet your disclosure on pages 1, 60, and 75 continues to indicate that you "expect to open up to 40 company-operated retail locations" in 2022 and that you are currently "developing 3 retail locations and have identified an additional 2 locations for expansion." Please revise this disclosure so that the disclosure in the filing is consistent with your response, which indicates that you don't have plans for 47 locations. In this regard, your disclosure around future growth indicates an intent to open additional locations; if you no longer have plans to open additional locations in 2022, please explicitly state as much in each place in which you discuss your intentions to do so.

Consolidated Shareholders' Equity (Deficit), page F-5

12.   We note the 3,187,500 shares of common stock issued during 2021 with no impact on total shareholders' equity. Please disclose the nature of this common stock issuance.

Consolidated Statements of Cash Flows, page F-6

13.   Please tell us where the 2021 non-cash loss on extinguishment of debt of $982,383 is reflected in the 2021 Consolidated Statement of Cash Flows.

Revenue Recognition, page F-8

14.   Please tell us the provisions in ASC 606 on which you relied in determining the proper accounting for your customer loyalty program or demonstrate for us the insignificance of the rewards granted to customers under the program.

12. Shareholders' Equity
Issuance of Common Stock in Settlement of Antidilution Provisions, page F-22

15.   Please disclose how you account for the antidilution provisions in the share exchange agreement with Capax and its pre-merger shareholders including the related share issuances pursuant to the antidilution provisions. With reference to the specific guidance on which you relied, please tell us the basis in GAAP for your accounting.

General

16.   Please file the Form 1-K for your fiscal year ended December 31, 2021. In this regard, we note that following the qualification of your Form 1-A (File no. 024-11518) on June 4, 2021, Rule 257(b) of Regulation A requires you to file periodic and current reports, including the Form 1-K for your fiscal year ended December 31, 2021, which was due on April 30, 2022.

        You may contact Tatanisha Meadows at 202-551-3322 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Lamparski at 202-551-4695 or Mara Ransom at 202-551-3264 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Trade & Services

cc: Matthew Ogurick